Exhibit 5

December 15, 2006

BellSouth Corporation

1155 Peachtree Street, N.E.

Atlanta, Georgia 30309-3610

Ladies and Gentlemen:

I am Chief Securities Counsel of BellSouth Corporation, a Georgia corporation (the “Company”), and have been asked to render this opinion in connection with the Registration Statement on Form S-8 which the Company proposed to file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, registering 10 million shares of common stock (par value $1.00 per share) of the Company (the “Shares”) which are to be offered pursuant to the BellSouth Corporation Stock Plan (the “Plan”).

I, or attorneys under my supervision, have examined originals, or copies of originals certified to my satisfaction, of such agreements, documents, certificates and other statements of government officials and corporate officers and representatives and have reviewed and discussed other papers and matters of fact and law as we have deemed relevant and necessary and on which I have relied as a basis for the following opinions. I have assumed the authenticity of all documents submitted as originals and the conformity with the original documents of any copies of such documents submitted for examination.

In this regard, I am of the opinion that:

1.             The Company is a validly organized and existing corporation under the laws of the State of Georgia.

2.             All proper corporate proceedings have been taken so that the Shares have been duly authorized and, upon issuance and payment therefore in accordance with the Plan, will be legally issued, fully paid and nonassessable.

I hereby consent to the filing of this opinion with the Securities and Exchange Commission in connection with the filing of the Registration Statement referred to above. I also consent to the making of the statement with respect to me in the related prospectus under the heading “Legal Opinions.”

Very truly yours,

/s/ Stacey K. Geer

Stacey K. Geer
Chief Securities Counsel